Exhibit 99.1

FORM 51‑102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

IM CANNABIS CORP. (the “Company”)
Suite 2300 – 550 Burrard Street
Vancouver, BC, Canada, V6C 2B5

Item 2	Date of Material Change

April 6, 2022

Item 3	News Release

A press release disclosing the material change was disseminated on April 6, 2022 through the facilities of Canadian Newswire and subsequently filed on the Company’s SEDAR profile at www.sedar.com.

Item 4	Summary of Material Change(s)

On April 6, 2022, the Company announced Focus Medical Herbs Ltd. (“Focus Medical”), an arm’s length entity with which the Company has commercial agreements to cultivate and distribute products under the Company’s brand, will close its Sde Avraham cultivation farm in Israel in the second quarter of 2022.

The closure is intended to allow the Company to enhance organizational efficiency, reduce operating costs and leverage its fully-licensed import-export supply chain for the import of medical cannabis from the Company’s subsidiaries in Canada and from other third party suppliers.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On April 6, 2022, the Company announced new strategic imperatives designed to enhance organizational efficiency and reduce operating costs while further responding to the increased demand for premium, indoor-grown Canadian cannabis from Israeli consumers. As part of these changes, Focus Medical will close the Sde Avraham cultivation farm in Israel that it owns and operates. Focus Medical has an exclusive commercial agreement with IM Cannabis to distribute its production under the IMC brand. Focus Medical will complete the closure of the Sde Avraham cultivation farm during the second quarter of 2022.

The closure by Focus Medical of the Sde Avraham cultivation farm is intended to allow the Company to better leverage its fully-licensed import-export supply chain for the import of medical cannabis from the Company’s subsidiaries in Canada and other suppliers. Focus Medical will also continue to concentrate on purchasing medical cannabis from third-party cultivation facilities in Israel and will rely on its existing inventory of proprietary genetics.

Pursuant to IFRS 10, the Company is viewed as effectively exercising control over Focus Medical, and therefore, the accounts of Focus Medical are consolidated with those of the Company. Focus Medical has an exclusive commercial agreement with IM Cannabis to distribute its production under the Company’s IMC brand.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51‑102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Yael Harrosh
Chief Legal and Operations Officer
+972-54-6687515

Item 9	Date of Report

April 14, 2022